UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.__)1

Applied Molecular Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03824M109

(CUSIP Number)

Jed Clark

General Counsel and CCO,

EPIQ Capital Group,

1 Lombard Street, Suite 200

San Francisco, California 94111

(415) 684-7081

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

EPQ LLC, AMT PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,149,292
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,149,292
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,149,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%*
14	TYPE OF REPORTING PERSON

PN

*The calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

1	NAME OF REPORTING PERSON

EPQ LLC, AMTB PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,394,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,394,948
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,394,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

1	NAME OF REPORTING PERSON

EPQ LLC, AMTC PS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%*
14	TYPE OF REPORTING PERSON

PN
*The calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

1	NAME OF REPORTING PERSON

EPIQ Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,044,240
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,044,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,044,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.6%*
14	TYPE OF REPORTING PERSON

IA
*The calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

1	NAME OF REPORTING PERSON

Chad Boeding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		220,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,044,240
PERSON WITH	9	SOLE DISPOSITIVE POWER

220,000
	10	SHARED DISPOSITIVE POWER

8,044,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,264,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3%*
14	TYPE OF REPORTING PERSON

IN
*The calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Common Stock (the “Common Stock”) of Applied Molecular Transport Inc. (the “Company”). The address of the Company’s principal executive office is 1 Tower Place, Suite 850, South San Francisco, CA 94080, and its telephone number is (650) 392-0420. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)-(c). This statement is being filed by the following persons: EPQ LLC, AMT PS a series in a Delaware limited liability company (“AMT PS”), EPQ LLC, AMTB PS, a series in a Delaware limited liability company (“AMTB PS”), EPQ LLC, AMTC PS, a series in a Delaware limited liability company (“AMTC PS”), EPIQ Capital Group, LLC, a California limited liability company (“EPIQ”) and Chad Boeding.

EPIQ is the Managing Member of each of AMT PS, AMTB PS and AMTC PS. Mr. Boeding is the Manager of EPIQ.

AMT PS, AMTB PS, AMTC PS and Mr. Boeding are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of the Reporting Persons is c/o EPIQ Capital Group, LLC, 1 Lombard Street, Suite 200, San Francisco, California 94111.

The shares to which this Schedule 13D relates are owned directly by each of AMT PS, AMTB PS, AMTC PS and Mr. Boeding.

(d)-(e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f). Each of AMT PS, AMTB PS and AMTC PS is a series in a Delaware limited liability company. EPIQ is a California limited liability company. Mr. Boeding is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

In September 2018, AMT PS purchased 2,149,292 shares of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $16,699,998.84. In September 2019, AMTB PS purchased 2,719,288 shares of the Issuer’s Series C Preferred Stock for an aggregate purchase price of $23,684,998.48. In October 2019, AMTB PS purchased an additional 675,660 shares of the Issuer’s Series C Preferred Stock for an aggregate purchase price of $5,884,998.60.

Immediately prior to the completion of the Issuer’s initial public offering on June 5, 2020, all outstanding shares of Series B Preferred Stock and Series C Preferred Stock were automatically converted into shares of the Issuer’s Common Stock resulting in AMT PS holding 2,149,292 shares of Common Stock and AMTC PS holding 3,394,948 of Common Stock.

In connection with the initial public offering on June 5, 2020, AMTC PS purchased 2,500,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $35,000,000 and Mr. Boeding purchased 220,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,080,000.

Item 4.	Purpose of Transaction.

Each of AMT PS, AMTB PS, AMTC PS and Mr. Boeding acquired the shares of Common Stock for investment in the ordinary course of business, as it believed that such shares represented an attractive investment opportunity. As described in Item 3, each of AMT PS and AMTB PS initially invested in the Company prior to the Company’s initial public offering.

As may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) AMT PS directly owns 2,149,292 shares of the Issuer’s Common Stock, representing approximately 6.3% of the outstanding shares. AMTB PS directly owns 3,394,948 shares of the Issuer’s Common stock, representing approximately 10.0% of the outstanding shares. AMTC PS directly owns 2,500,000 shares of the Issuer’s Common Stock, representing approximately 7.3% of the outstanding shares. Mr. Boeding directly owns 220,000 shares of the Issuer’s Common Stock, representing approximately 0.6% of the outstanding shares.

EPIQ, in its capacity as the Managing Member of AMT PS, AMTB PS and AMTC PS, may be deemed to beneficially own all of the shares of Common Stock owned by AMT PS, AMTB PS and AMTC PS, consisting of 8,044,240 shares, representing approximately 23.6% of the outstanding shares. Mr. Boeding, by virtue of being the Manager of EPIQ, may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by EPIQ, which when added to his direct ownership consists of 8,264,240 shares of Common Stock, represented approximately 24.3% of the outstanding shares. The foregoing calculation of percent ownership is based on 34,050,264 shares outstanding as described in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 1, 2020 and the Issuer’s Form S-1MEF filed with the Securities and Exchange Commission on June 4, 2020.

(c) The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 6.

Each of AMT PS and AMTB PS entered into a lock-up” agreement in connection with the Company’s initial public offering pursuant to which it has agreed not to directly or indirectly offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock without the consent of each of BofA Securites, Inc., Jefferies LLC, and SVB Leerink LLC, the representatives of the underwriters, for a period of 180 days from the date of the initial public offering.

Each of AMT PS and AMTB PS has entered into an Investors’ Rights Agreement with the Company dates as of September 30, 2019 pursuant to which the rights of each of AMT PS and AMTB PS to request registration or inclusion in any registration shall terminate three years after the date of the Investors’ Rights Agreement.

Except as referenced above or described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

99.1: Joint Filing Agreement, dated as of June 18, 2020, by and among the Reporting Persons

99.2: Lock-Up Agreement, dated as of February 10, 2020, by AMT PS.

99.3: Lock-Up Agreement, dated as of February 10, 2020, by AMTB PS.

99.4: Second Amended and Restated Investors’ Rights Agreement, dated as of September 30, 2019, by and between the Company and the other parties listed thereto (incorporated by reference to Exhibit 4.1 of the Form S-1/A filed by the Issuer with the SEC on June 1, 2020.)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2020

EPQ LLC, AMT PS

By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	Manager

EPQ LLC, AMTB PS

By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	Manager

EPQ LLC, AMTC PS

By:	EPIQ Capital Group, LLC its Managing Member

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	Manager

EPIQ Capital Group, LLC

By:	/s/ Chad Boeding
	Name:	Chad Boeding
	Title:	Manager

By:	/s/ Chad Boeding
	Name:	Chad Boeding